Filed by Digital Generation, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer’s SEC File No.: 001-35643

Date: September 16, 2013

Internal Transition FAQs

Second Edition

(September 16th)

We understand that the announcement of the merger transaction raises numerous questions, and we will be providing more details to employees as they become available.  The topics included in these FAQs are based on questions received from employees sent to transition@dgit.com.  The employee will remain anonymous but we have chosen to share questions that we believe are relevant to others in DG and have deleted any personal identifiers.  Please continue to ask questions, and we will do our best to respond in a timely manner.  Thank you.

I.                                        General

II.                                   Employee Matters

III.                              Facilities

I. General

Can you remind me exactly what we announced?

•                  DG has entered into a Merger Agreement, subject to stockholder and regulatory approval, by which it will sell its legacy Television and Radio Ads business (the “Television Business”) to Extreme Reach in a transaction valued at $525 million.  The cash will be used to pay off all of DG’s bank debt, and provide a distribution to shareholders.

•                  Prior to the closing of the merger, DG will spin-off its online business (the “New Online Business”)

•                  The New Online Business will emerge debt free as a new public company owned by DG shareholders, with all of DG’s working capital and cash on hand.

What is the rationale for the transactions?

•                  First, the transaction will enable DG to pay off all of its bank debt, return cash to shareholders, and position the New Online Business for steady growth with a strong debt-free balance sheet.

•                  Second, our vision of a converged advertising ecosystem remains steadfast, but strategically and financially, the separation of the business units is an opportunity to ensure that each dedicated business unit can reach its maximum potential.  TV will continue to be a strong market and with the acquisition by Extreme Reach, we see a great opportunity for the business to flourish and continue to deliver value to the television industry.  We believe in our Television Business and have agreed to potentially provide $40M of equity investment into Extreme Reach post-acquisition.  This transaction will give us the opportunity to create increased value for our clients, shareholders and employees in both the Television and Online Businesses.

•                  The Board of DG believes that the merger consideration to be distributed to the shareholders is fair from a financial point of view.

•                  And finally while the long term strategic position of this deal is yet to be determined, it is clear that our Television Business is a highly valued operation with a talented team and an operation that understands a broad range of customer needs.

What does the timeline look like to close such a transaction?

Sept/Oct 2013                  DG will be preparing a proxy statement and a registration statement for filing with the SEC that will describe the transaction for investors in preparation for shareholder consideration to approve the transaction. DG’s shareholders will be asked in a Special Meeting to approve the sale of the Television Business to Extreme Reach.

During this time, DG will be focused on delivering the best results for both the Television and Online Businesses, while planning for the spin-off of the Online Business as a separate, stand-alone business.

Extreme Reach during this period will be arranging it’s financing for the acquisition of the Television Business, which it hopes to have committed shortly before the Special Meeting.

Nov/Dec 2013                 Filings with the SEC should be completed and a proxy statement mailed to DG shareholders. Extreme Reach is expected to complete committed financing. DG is expected to hold its Special Meeting.

DG to remain focused on both its Television and Online Businesses. Separation planning for the two businesses continues.

Q1 2014                                                 All separation planning is expected to be completed.  Assuming that all regulatory approvals have been obtained, the final date for separation is expected to be announced, and approximately 20 days later the transaction would be consummated. The New Online Business shares are expected to begin trading on NASDAQ. The Television Business would begin separate operations as part of Extreme Reach post-closing.

II. Employee Matters

What will happen to unvested company match balances in the 401(k) plan if the sale is completed?

You are always fully vested in your contributions to the 401(k).  Company matches, however, do have vesting requirements.

The rules governing 401(k) plans require that the company matching accounts of those employees assigned to the Television Business who will be moving to Extreme Reach when the transactions close to be fully vested at the closing.  These Television Business employees will no longer participate in the DG sponsored 401(k) plan following the closing of the transaction, but they will be eligible to participate in Extreme Reach’s 401(k) plan.  We expect that the Television Business employees may elect to roll-over their DG 401(k) plan account balances to Extreme Reach’s 401(k) plan following the closing.

Employees staying with the New Online Business will continue to participate in the existing DG 401(k) plan with no changes in vesting.

What will the strategy be for separating the Television/Online aspects of the business?

There will be a definitive assignment of employees between the two companies. Most jobs currently are assigned to either the Television Business or the Online Business, and these will be pretty straightforward. In the few cases where it may be less clear, there will be a determination made once we move into more concrete transition planning and analyze those positions in more depth. Since the announcement has just been made and we have not yet reached this level of transition planning, we will keep employees informed of any such employment-related decisions, as they are determined.

What about internal job transitions between the two companies?

As mentioned previously, the vast majority of our jobs and people are already aligned with either the Television Business or the Online Business, and we do not plan any sort of “shift” of groups of employees between the two prior to close. We will, however, continue in our practice of posting open positions that may be available across the company for consideration by employees, and they may apply for them at any time they deem appropriate.

Does Extreme Reach plan on making any major changes to the staffing?

At this point, there is no concrete information related to these matters to share. It is not known at this time how Extreme Reach plans to staff the business after closing or beyond. However, the Television Business assets, including our employees, are the reason Extreme Reach has entered into the merger agreement, and they are interested in maintaining that asset value. Your management will be closely involved in transition planning at the appropriate time and will also be involved in related communications when there is any new information to be shared.

The initial FAQ mentions a piece about paying out accrued but unused vacation for Television Business employees when moving to Extreme Reach. Why?

Payout of accrued but unused vacation is to resolve the existing financial liability so that it doesn’t carry over to the other entity. Only those employees assigned to the Television Business who will be moving to Extreme Reach will have their accrued but unused vacation paid out at the time the sale transaction closes.  Going forward, those who move to Extreme Reach will be covered by Extreme Reach’s employee benefits and policies, including vacation.

For former MediaMind employees holding MDMD stock that rolled over in the acquisition by DG, where can info be found on number of options remaining, exercise price and percentage vested?

Your existing Tamir Fishman account should still be, and will continue to be, active with all your personal grant information.

III. Facilities

Can you tell us which offices will move over to Extreme Reach if the deal goes through?

While there are some details to be finalized prior to closing and this information is subject to further confirmation, the projected alignment of current DG office locations is as outlined below. Also note that the Online Business will be determining arrangements for new facilities as necessary for locations where currently co-located with the Television Business.

Television Business (to remain with the Television Business/transition to Extreme Reach)

City	Facility

Boca Raton FL	1499 W. Palmetto Park Rd.

Burbank CA	2323 N. Valley St.

City	Facility

Chicago IL	200 W. Monroe St Suite 2000

Dallas TX	2525 McKinnon

Great Falls MT	721 2nd Street South

Irving TX (Dallas)	750 W. John Carpenter Fwy

Los Angeles CA	3330 Cahuenga Blvd. West

Louisville KY	200 High Rise Drive

Morton Grove IL (Chicago)	8130 River Drive

New York NY	1633 Broadway

Newark DE	Pencader Industrial Park

North York ON (Toronto)	571 Fenmar Dr

Oak Park MI (Detroit)	13320 and 13250 Northend Ave.

Roswell GA (Atlanta)	245 Hembree Park Dr.

San Francisco CA	1777 Montgomery Street

Toronto ON	635 Queen St East

Toronto ON	79 East Don Roadway

Important Additional Information Will be Filed with the SEC

The Company plans to file with the SEC and mail to its stockholders a proxy and information statement in connection with the proposed transactions (the “Proxy Statement”).  The Proxy Statement will contain important information about the Company, the proposed transactions and related matters.  Investors and security holders are urged to read the Proxy Statement and any other relevant documents carefully when such documents are available.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement from the Company by contacting Investor Relations, Digital Generation, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, (972) 581-2000.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies relating to the proposed transactions.  Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K and Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC on March 15, 2013 and April 30, 2013, respectively.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication regarding the proposed transactions concerning the Company, Extreme Reach, The New Online Company, the expected timing for completing the proposed transactions, future financial and operating results, benefits, synergies, future opportunities of the proposed transactions and any other statements about the Company’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transactions; the ability to obtain the requisite regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other conditions to consummation of the transactions; the ability of Extreme Reach to consummate the necessary debt financing arrangements set forth in financing letters received by Extreme Reach; the ability for The New Online Company to achieve the benefits of the transactions or that such benefits may take longer to realize than expected; changes in government regulation; the ability to successfully separate operations and employees; the potential impact of the announcement of the transactions or consummation of the transactions on relationships with employees, suppliers, customers and competitors; international, national or local economic, social or political conditions that could adversely affect the parties to the transactions or their customers; conditions in the credit markets; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls and the other risks and uncertainties that affect the parties’ businesses, including those described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.  In addition, any forward-looking statements represent the Company’s estimates only as of the date hereof and should not be relied upon as representing the Company’s estimates as of any subsequent date.  The Company disclaims any intention or obligation to update these forward-looking statements.